EXHIBIT 4.9

THIRD AMENDMENT

TO

THE MAYTAG CORPORATION

DEFERRED COMPENSATION PLAN II

WHEREAS, Maytag Corporation (the “Corporation”) maintains the Maytag Corporation Deferred Compensation Plan II (the “Plan”), as adopted effective December 1, 2004, and as amended through the Second Amendment; and

WHEREAS, the Corporation has entered into an Agreement and Plan of Merger, dated August 22, 2005, among the Corporation, Whirlpool Corporation, a Delaware corporation (“Whirlpool”), and Whirlpool Acquisition Co., a Delaware corporation and wholly owned subsidiary of Whirlpool (the “Merger Agreement”); and

WHEREAS, pursuant to the Merger Agreement all shares of the common stock of the Corporation will be exchanged for Whirlpool Corporation common stock and cash under the terms of the Merger Agreement; and

WHEREAS, Section 10.1 of the Plan provides that the ERISA Executive Committee of the Corporation (the “Committee”) may amend the Plan provided the amendment does not have a material cost impact to the Corporation and its participating affiliates; and

WHEREAS, the Committee deems it appropriate to amend certain provisions of the Plan to remove a fund investing in the common stock of the Corporation as a hypothetical investment alternative under the Plan and to provide that a fund investing in the common stock of Whirlpool will be available as a hypothetical investment alternative;

NOW, THEREFORE, BE IT RESOLVED, that the Committee has determined that this amendment will not have a material cost impact on the Corporation or its participating affiliates; and

FURTHER RESOLVED, the Committee hereby amends the Plan as follows effective immediately prior to the Closing (as defined in the Merger Agreement):

1.             Section 1.1 of the Plan is hereby amended by restating the first sentence of the second paragraph to read as follows:

The Plan is the successor to the Maytag Corporation Deferred Compensation Plan I (As Adopted Effective January 1, 2003), as amended by a First, Second, Third, Fourth, Fifth, Sixth, Seventh and Eighth Amendment.

2.             Section 2.1.9 of the Plan is hereby amended by adding the following paragraph to the end thereof:

Notwithstanding any contrary provision, any reference in this Plan to the Incentive Compensation Plan (or “ICP”) or the Performance Incentive Award Plan (or “PIAP”) or the Executive Economic Profit Plan (or “EEPP”) shall be read as a reference to any one or more bonus programs, as determined by Maytag, which cover Employees who are in the Eligible Group.

3.             Section 3.3.1 of the Plan is hereby deleted in its entirety and replaced with the following:

3.3.1        Company Performance Match Credits. Company Performance Match Credits will be made for each Plan Year on behalf of each Employee who elects to reduce, pursuant to this Plan, his/her annual incentive bonus payable under one or more incentive bonus plans maintained by the Company, and further elects to have the resulting Elective Deferral Credits hypothetically invested in shares of common stock of Whirlpool Corporation pursuant to Sec. 4.3. Company Performance Match Credits for a Plan Year will be given not later than  the first business day of the next Plan Year in an amount equal to ten percent (10%) of the Elective Deferral Credits resulting from the election described above. Earnings Credits attributable to such Company Performance Match Credits will be determined based on the performance of a hypothetical investment in the common stock of Whirlpool Corporation. An Employee may elect, pursuant to Sec. 4.3.2 of this Plan, that Earnings Credits attributable to his or her Company Performance Match Credits will be determined based on the performance of an investment option other than a hypothetical investment in the common stock of Whirlpool Corporation only after such Company Performance Match Credits fully vest pursuant to Sec. 5.2.1 or 5.2.2 of this Plan.

Notwithstanding any contrary provision, any Company Performance Match Credits resulting from: (A) the deferral of any amount paid pursuant to the ICP or EEPP during the 2006 Plan Year prior to the Effective Time (as defined in the Agreement and Plan of Merger dated August 22, 2005 among Maytag, Whirlpool Corporation, a Delaware corporation and Whirlpool Acquisition Co. a Delaware corporation and wholly owned subsidiary of Whirlpool Corporation (the “Merger Agreement”)), or (B) of any bonus payment that is accelerated due to the change of control contemplated by the Merger Agreement, shall initially be hypothetically invested in a combination of phantom stock of Whirlpool Corporation and a phantom money market investment option in an amount, respectively calculated by applying the conversion ratio by which actual Maytag common stock would be converted into common stock of Whirlpool Corporation and cash using the conversion formula under the Merger Agreement.

4.             Section 4.3.2 of the Plan is hereby deleted in its entirety and replaced with the following:

4.3.2                        Earnings Credits. Maytag will establish a procedure by which a Participant (or Beneficiary following the death of a Participant) may elect to have his/her Earnings Credits determined based on the performance of one or more investment options deemed to be available under the Plan. The Investment Committee of Maytag, in its sole discretion, will determine the investment options that will be available as benchmarks for determining the Earnings Credit, which may include mutual funds, common or commingled investment funds or any other investment option deemed appropriate by Maytag, and will include a fund that invests in common stock of Whirlpool Corporation. The Investment Committee of Maytag may at any time and from time to time add to or remove from the investment options deemed to be available under the Plan.

A Participant (or Beneficiary following the death of the Participant) will be allowed on a hypothetical basis to direct the investment of his/her Account among the investment options available under the Plan. Hypothetical investment directions may be given with such frequency as is deemed appropriate by Maytag, and must be made in such percentage or dollar increments, in such manner and in accordance with such rules as may be prescribed for this purpose by Maytag (including by means of a voice response or other electronic system under circumstances so authorized by Maytag). If an investment option has a loss, the Earnings Credit attributable to such investment option will serve to reduce the Account; similarly, if an investment option has a gain, the Earnings Credit attributable to such investment option will serve to increase the Account.

Any hypothetical investments in common stock of Maytag under the Plan as of the Closing (as defined in the Merger Agreement) will be converted into hypothetical investments in common stock of Whirlpool Corporation and hypothetical cash credits in the same manner that actual stock of Maytag is converted into the merger consideration under the terms of the Merger Agreement. The resulting hypothetical cash credits will be hypothetically invested in a money market investment option available under this Plan and will thereafter be subject to the hypothetical investment direction provisions of this Sec. 4.3.2.

Earnings Credits attributable to Company Make-Whole Match Credits will initially be determined based on the performance of a money market investment option available under the Plan.

5.             Section 5.2.2 of the Plan is hereby deleted in its entirety and replaced with the following:

5.2.2                        Vesting Based on Service. A Participant also will obtain a fully vested interest in a Company Performance Match Account established for a given Plan Year as of the date that is three (3) years from the date that the applicable Company Performance Match Credit was granted to the Participant (including grants under the Prior Plan) provided he/she has been an Employee throughout that three (3) year period. A Company Performance Match Credit is granted for this purpose on the date the incentive bonus or payment that resulted in Company Performance Match Credit would have been paid but for the election to defer such bonus or payment under this Plan. Notwithstanding any contrary provision, any Company Performance Match Credits credited to a Participant’s Company Performance Match Account after the Effective Time (as Defined in the Merger Agreement) that do not result from the deferral of a bonus payment that is accelerated under the terms of the Merger Agreement will be subject to the three (3) vesting schedule provided in this Sec. 5.2.2.

Notwithstanding any contrary provision, a Participant will be deemed to at all times have a fully vested interest in any Company Performance Match Account containing Company Performance Match Credits resulting from Elective Deferral Credits attributable to the deferral of any amount paid pursuant to the ICP or EEPP during the 2006 Plan Year prior to the Effective Time (as defined in the Merger Agreement) or as a result of any bonus payment that is accelerated under the terms of the Merger Agreement.

IN WITNESS WHEREOF, the Committee has caused this Amendment to be executed this 30th day of March, 2006.

/s/ Ralph F. Hake
Ralph F. Hake, Chairman and Chief Executive Officer

/s/ George C. Moore
George C. Moore, Executive Vice President and Chief Financial Officer

/s/ Mark W. Krivoruchka
Mark W. Krivoruchka, Senior Vice President, Human Resources

/s/ Roger K. Scholten
Roger K. Scholten, Senior Vice President, General Counsel